June 30, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	NexPoint Real Estate Strategies Fund

Request for Acceleration

File Nos. 333-209022; 811-23129

Ladies and Gentlemen:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), enclosed for filing is the Fund’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form N-2 (File No. 333-209022) under the Act to immediate effectiveness on July 1, 2016 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton
Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts

Phone: 202.408.5153 | www.mmmlaw.com

1401 Eye Street, NW | Suite 600 | Washington, DC 20005

Atlanta  •  Washington, DC  •  Raleigh-Durham  •  Savannah

International Marketing Office: Beijing

NexPoint Real Estate Strategies Fund

300 Crescent Court, Suite 700

Dallas, Texas 75201

June 30, 2016

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	NexPoint Real Estate Strategies Fund

Request for Acceleration

File Nos. 333-209022; 811-23129

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), NexPoint Real Estate Strategies Fund (the “Fund”) hereby requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-209022) (the “Registration Statement”) under the Act to immediate effectiveness on July 1, 2016 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

The Fund acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (972) 628-4100.

Sincerely,

NexPoint Real Estate Strategies Fund

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer and Vice President

cc:	Owen J. Pinkerton, Esq.

Heath D. Linsky, Esq.